FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 5/5/2008

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Roberto Philipps	By:	/s/ Daniel Novegil
Name:	Roberto Philipps	Name:	Daniel Novegil
Title:	Chief Financial Officer	Title:	Chief Executive Officer

Dated: May 5, 2008

TERNIUM S.A.

CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF MARCH 31, 2008
AND FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2008 AND 2007

46a, Avenue John F. Kennedy, 2nd floor
L – 1855
R.C.S. Luxembourg : B 98 668

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ternium S.A.:

We have reviewed the accompanying consolidated condensed balance sheet of Ternium S.A. and its subsidiaries as of March 31, 2008, and the related consolidated condensed statements of income and of changes in shareholders’ equity for the three-month periods ended March 31, 2008 and 2007 and the consolidated condensed statements of cash flows for the three-month periods ended March 31, 2008 and 2007. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Financial Reporting Standards.

As further explained in Note 14, in April 2008 the Government of Venezuela announced its intention to nationalize Ternium’s Venezuelan subsidiary, Sidor C.A. At the date of issue of these financial statements it is not possible to foresee the final outcome of this situation and its impact on the financial statements of Ternium S.A., if any.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2007, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the year then ended (not presented herein), and in our report dated February 26, 2008 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2007, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived

Buenos Aires, Argentina

May 5, 2008

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Marcelo D. Pfaff

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007
(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period ended March 31,
	Notes	2008	2007
		(Unaudited)
Continuing operations
Net sales	3	2,427,678	1,798,293
Cost of sales	3 & 4	(1,766,892)	(1,223,890)

Gross profit	3	660,786	574,403

Selling, general and administrative expenses	3 & 5	(236,955)	(164,548)
Other operating income, net	3	11,024	5,561

Operating income	3	434,855	415,416

Interest expense		(45,138)	(16,948)
Interest income		17,474	10,817
Other financial expenses, net	6	(55,798)	(76,122)

Equity in earnings (losses) of associated companies		295	(1,003)

Income before income tax expense		351,688	332,160

Income tax
Current and deferred income tax expense		(65,755)	(80,532)
Reversal of deferred statutory profit sharing	9	96,265	-

Income from continuing operations		382,198	251,628

Discontinued operations
Income from discontinued operations	12	101,369	-

Net income for the period		483,567	251,628

Attributable to:
Equity holders of the Company		422,125	222,133
Minority interest		61,442	29,495
		483,567	251,628

Weighted average number of shares outstanding		2,004,743,442	2,004,743,442
Basic and diluted earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.21	0.11

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007
(All amounts in USD thousands)

CONSOLIDATED CONDENSED BALANCE SHEETS

	Notes	March 31, 2008		December 31, 2007
ASSETS		(Unaudited)
Non-current assets
Property, plant and equipment, net	7	6,912,982		6,858,779
Intangible assets, net	8	1,463,768		1,452,230
Investments in associated companies		44,692		44,042
Other investments, net		15,304		14,815
Deferred tax assets		24,072		31,793
Receivables, net		77,524	8,538,342	217,638	8,619,297

Current assets
Receivables		561,260		426,038
Derivative financial instruments		-		577
Inventories, net		2,128,354		1,913,051
Trade receivables, net		923,248		847,827
Other investments		66,144		65,337
Cash and cash equivalents		996,633	4,675,639	1,126,041	4,378,871
Non-current assets classified as held for sale			7,123		769,142
			4,682,762		5,148,013

Total assets			13,221,104		13,767,310

EQUITY
Capital and reserves attributable to the company’s equity holders			4,902,663		4,452,680

Minority interest			1,978,317		1,914,210

Total equity			6,880,980		6,366,890

LIABILITIES
Non-current liabilities
Provisions		59,559		57,345
Deferred income tax		1,157,862		1,337,039
Non current tax liabilities		1,461		-
Other liabilities		364,467		336,500
Trade payables		6,554		6,690
Borrowings		2,631,752	4,221,655	3,677,497	5,415,071

Current liabilities
Current tax liabilities		280,376		184,766
Other liabilities		179,689		182,239
Trade payables		1,085,089		983,884
Derivative financial instruments		29,464		13,293
Borrowings		543,851	2,118,469	407,404	1,771,586
Liabilities directly associated with non-current assets classified as held for sale			-		213,763
			2,118,469		1,985,349

Total liabilities			6,340,124		7,400,420

Total equity and liabilities			13,221,104		13,767,310

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 11.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007
(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity

Balance at January 1, 2008	2,004,744	(23,295)	1,946,962	(2,324,866)	(110,739)	2,959,874	4,452,680	1,914,210	6,366,890
Currency translation adjustment					27,858		27,858	2,665	30,523
Net income for the period						422,125	422,125	61,442	483,567
Total recognized income for the period	2,004,744	(23,295)	1,946,962	(2,324,866)	(82,881)	3,381,999	4,902,663	1,978,317	6,880,980
Balance at March 31, 2008	2,004,744	(23,295)	1,946,962	(2,324,866)	(82,881)	3,381,999	4,902,663	1,978,317	6,880,980

Balance at January 1, 2007	2,004,744	(23,295)	2,047,199	(2,324,866)	(121,608)	2,175,384	3,757,558	1,729,583	5,487,141
Currency translation adjustment					(40,952)		(40,952)	(11,283)	(52,235)
Net income for the period						222,133	222,133	29,495	251,628
Total recognized income for the period	2,004,744	(23,295)	2,047,199	(2,324,866)	(162,560)	2,397,517	3,938,739	1,747,795	5,686,534
Dividends paid in cash and other distributions by subsidiary companies							-	(154)	(154)
Balance at March 31, 2007	2,004,744	(23,295)	2,047,199	(2,324,866)	(162,560)	2,397,517	3,938,739	1,747,641	5,686,380

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (ii).
(2)	At March 31, 2008, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.
(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (ii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007
(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENTS
	Notes	Three-month period ended March, 31
		2008	2007
		(Unaudited)
Cash flows from operating activities
Net income for the period		483,567	251,628
Adjustments for:
Depreciation and amortization	7 & 8	157,682	115,259
Income tax accruals less payments		(108,019)	57,976
Equity in (earnings) losses of associated companies		(295)	1,003
Interest accruals less payments		(87,575)	(4,735)
Changes in provisions		5,444	(3,316)
Changes in working capital		(227,515)	110,349
Discontinued operations	12	(101,369)	-
Others		(1,830)	2,129
Net cash provided by operating activities		120,090	530,293

Cash flows from investing activities
Capital expenditures	7 & 8	(156,644)	(102,385)
Proceeds form the sale of property, plant and equipment		855	5,174
Increase in other investments		(807)	-
Discontinued operations	12	722,523	-
Net cash provided by (used in) investing activities		565,927	(97,211)

Cash flows from financing activities
Proceeds from borrowings		104,984	120,141
Repayments of borrowings		(921,379)	(212,527)
Net cash used in financing activities		(816,395)	(92,386)

(Decrease)/Increase in cash and cash equivalents		(130,378)	340,696

Movement in cash and cash equivalents
At January 1, (1)		1,126,041	633,002
Effect of exchange rate changes		970	(380)
(Decrease)/Increase in cash and cash equivalents		(130,378)	340,696
Cash and cash equivalents at March 31, (1)		996,633	973,318

(1)  In addition, the Company had restricted cash for USD 10,372 at March 31, 2007.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007
(All amounts in USD thousands)

INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information and basis of presentation
2	Accounting policies
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other financial expenses, net
7	Property, plant and equipment, net
8	Intangible assets, net
9	Deferred Statutory Profit Sharing
10	Distribution of dividends
11	Contingencies, commitments and restrictions on the distribution of profits
12	Discontinued operations
13	Related party transactions
14	Subsequent event: Sidor nationalization process
15	Recently issued accounting pronouncements

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements

1	General information and basis of presentation

Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders’ meeting held on August 18, 2005, changed the corporate name to Ternium S.A.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). As from February 1, 2006, the Company’s shares are listed in the New York Stock Exchange.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statement is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2007.

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2007, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains (losses) that are included in the consolidated condensed interim income statement under “Other financial expenses, net”.

These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of Ternium on May 5, 2008.

2	Accounting policies

The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2007.

Recently issued accounting pronouncements were applied by the Company as from their respective dates.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

3	Segment information

Primary reporting format – business segments
Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electrogalvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.

The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semifinished state), wire rod and bars.

The other products segment includes products other than flat and long steel, mainly pig iron and pellets.

	Flat steel products	Long steel products	Other	Total
	(Unaudited)
Three-month period ended March 31, 2008

Net sales	1,990,554	371,057	66,067	2,427,678
Cost of sales	(1,457,770)	(267,640)	(41,482)	(1,766,892)
Gross profit	532,784	103,417	24,585	660,786

Selling, general and administrative expenses	(190,072)	(40,902)	(5,981)	(236,955)
Other operating income, net	7,362	3,147	515	11,024
Operating income	350,074	65,662	19,119	434,855

Depreciation - PP&E	115,170	18,812	2,403	136,385

	Flat steel products	Long steel products	Other	Total
	(Unaudited)
Three-month period ended March 31, 2007

Net sales	1,392,938	357,737	47,618	1,798,293
Cost of sales	(941,703)	(249,290)	(32,897)	(1,223,890)
Gross profit	451,235	108,447	14,721	574,403

Selling, general and administrative expenses	(129,361)	(30,526)	(4,661)	(164,548)
Other operating income, net	3,826	903	832	5,561
Operating income	325,700	78,824	10,892	415,416

Depreciation - PP&E	90,990	15,644	3,318	109,952

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

3	Segment information (continued)

Secondary reporting format - geographical segments

The secondary reporting format is based on a geographical location. Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

	South and Central America	North America	Europe and others	Total
	(Unaudited)
Three-month period ended March 31, 2008
Net sales	1,144,634	1,244,093	38,951	2,427,678

Depreciation – PP&E	81,915	54,461	9	136,385

Three-month period ended March 31, 2007
Net sales	1,011,159	733,236	53,898	1,798,293

Depreciation – PP&E	75,445	34,480	27	109,952

4	Cost of sales

	Three-month period ended March 31,
	2008	2007
	(Unaudited)

Inventories at the beginning of the year	1,913,051	1,241,325
Plus: Charges for the period
Raw materials and consumables used and other movements	1,498,713	772,759
Services and fees	54,863	43,195
Labor cost	167,253	131,678
Depreciation of property, plant and equipment	133,444	106,701
Amortization of intangible assets	5,625	3,687
Maintenance expenses	100,538	95,987
Office expenses	2,288	1,719
Freight and transportation	11,192	6,451
Insurance	4,052	2,462
Allowance (Recovery) for obsolescence	3,276	(4,424)
Recovery from sales of scrap and by-products	(23,139)	(20,498)
Others	24,090	24,247
Less: Inventories at the end of the period	(2,128,354)	(1,181,399)
Cost of sales	1,766,892	1,223,890

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

5	Selling, general and administrative expenses

	Three-month period Ended March 31,
	2008	2007
	(Unaudited)

Services and fees	19,900	11,237
Labor cost	60,179	39,713
Depreciation of property plant and equipment	2,941	3,251
Amortization of intangible assets	15,672	1,620
Maintenance expenses	4,355	3,584
Taxes	25,087	15,547
Office expenses	8,287	5,975
Freight and transportation	93,280	80,104
Insurance	319	268
Recovery for doubtful accounts	(569)	(2,155)
Others	7,504	5,404
Selling, general and administrative expenses	236,955	164,548

6	Other financial expenses, net

	Three-month period Ended March 31,
	2008	2007
	(Unaudited)

Net foreign exchange transaction gains and change in fair value of derivative instruments	16,722	18,904
Debt issue costs	(7,189)	(1,063)
Loss from Participation Account	(38,871)	(90,701)
Others	(26,460)	(3,262)
Other financial expenses, net	(55,798)	(76,122)

7	Property, plant and equipment, net

	Three-month period Ended March 31,
	2008	2007
	(Unaudited)

At the beginning of the year	6,858,779	5,420,683
Currency translation differences	46,366	(47,820)
Transfers	(3,174)	-
Additions	147,962	92,403
Disposals	(566)	(3,916)
Depreciation charge	(136,385)	(109,952)
At the end of the period	6,912,982	5,351,398

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

8     Intangible assets, net

	Three-month period ended March 31,
	2008	2007
	(Unaudited)

At the beginning of the year	1,452,230	551,587
Currency translation differences	21,292	(8,448)
Transfers	3,174	-
Additions	8,682	9,982
Disposals	(313)	-
Amortization charge	(21,297)	(5,307)
At the end of the period	1,463,768	547,814

9	Deferred Statutory Profit Sharing

As mentioned in Note 4 (m) to the audited consolidated financial statements at December 31, 2007, Mexican laws require local companies to pay its employees a profit sharing bonus calculated on a basis similar to that used for local income tax purposes. The Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.

In 2008, one of Ternium’s Mexican subsidiaries (Hylsa S.A. de C.V., “Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees are included in the payroll of a company that is expected to generate non-significant taxable income and non-significant temporary differences. The Company agreed to pay its employees a bonus salary that will be calculated on a basis similar to that used for income tax purposes. Accordingly, during the three-month period ended March 31, 2008, the Company reversed the outstanding balance of the liability as of December 31, 2007 (amounting to USD 96 million) within Income tax benefit (expense) line item in the Consolidated Condensed Interim Income Statement.

10	Distribution of dividends

On February 26, 2008, the Board of Directors proposed a dividend distribution of USD 0.05 per share (USD 0.50 per ADS), or approximately USD 100.2 million in the aggregate, which is subject to shareholder approval at the Company’s annual general shareholders’ meeting to be held on June 4, 2008. If the annual dividend is approved at the annual general shareholders’ meeting, the payment date is expected to be on June 12, 2008.

11	Contingencies, commitments and restrictions on the distribution of profits

This note should be read in conjunction with Note 27 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2007. Significant changes or events since the date of the annual report are as follows:

(i) Siderar investment plan

Within the investment plan to increase its production capacity to 4 million tons per year, Siderar has entered into several commitments to acquire a new continuous casting machine for a total consideration of USD 70.6 million.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

11    Contingencies, commitments and restrictions on the distribution of profits (continued)

(ii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At March 31, 2008, this reserve reached the above-mentioned threshold.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

At March 31, 2008
(Unaudited)

Share capital	2,004,744
Legal reserve	200,474
Distributable reserves	301,912
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2008	1,231,825
Profit for the period	166,957
Total shareholders’ equity under Luxembourg GAAP	5,320,034

12	Discontinued operations

On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 726.6 million on a cash-free and debt-free basis, subject to working capital and other adjustments. Direct transaction costs paid by the Company in connection with this sale totaled USD 4.1 million. The Company continues to own Steelscape’s Shreveport, LA plant. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico. The result of this transaction was a gain of USD 101.4 million, calculated as the net proceeds of the sale less the book value of discontinued net assets and the corresponding tax effect.

13	Related party transactions

The Company is controlled by San Faustín, which at March 31, 2008 indirectly owned 70.52% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

13	Related party transactions (continued)

The following transactions were carried out with related parties:

	Three-month period Ended March, 31
	2008	2007
	(Unaudited)
(i) Transactions

(a) Sales of goods and services
Sales of goods to associated parties	-	27
Sales of goods to other related parties	22,845	24,677
Sales of services and others to associated parties	85	829
Sales of services and others to other related parties	107	2,854
	23,037	28,387
(b) Purchases of goods and services
Purchases of goods from associated parties	12,413	20,101
Purchases of goods from other related parties	10,055	11,373
Purchases of services and others from associated parties	7,062	5,688
Purchases of services and others from other related parties	47,050	57,843
	76,580	95,005

	Three-month period Ended March, 31
	2008	2007
	(Unaudited)
(i) Transactions

(c) Financial results
Income with associated parties	644	1,161
Income with other related parties	35	-
Expenses with other related parties	-	(12)
	679	1,149

	At March 31, 2008	At December 31, 2007
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from associated parties	36,830	40,980
Receivables from other related parties	32,949	53,004
Payables to associated parties	(12,128)	(7,681)
Payables to other related parties	(40,883)	(29,749)
	16,768	56,554
b) Other investments
Time deposits	12,781	12,673

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

14    Subsequent event: Sidor Nationalization Process

On March 31, 2008, the Company controlled approximately 59.7% of Sidor, while CVG Corporación Venezolana de Guayana (a company owned by the Venezuelan government) held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 16, 2008, Ternium, Sidor and the Venezuelan government entered into an agreement providing for the creation of a transition committee, composed of representatives of the government, the union and class B employee shareholders. This committee is charged with overseeing Sidor’s operations during the transition period until the nationalization is completed, acting in coordination with Sidor’s board of directors.

On April 29, 2008, the National Assembly of the Republic of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. This resolution authorizes the Venezuelan government to take any action it may deem appropriate in connection with any such assets, which may include expropriation.

The discussions among representatives of Ternium and the Venezuelan government regarding adequate and fair terms and conditions upon which all or a significant part of Ternium’s interest in Sidor would be transferred to the government, which began with the formation of a negotiating committee, are presently under way. The date on which control over Sidor would be transferred to the government is uncertain at this time.

The impact of the potential government actions with respect to Sidor on Ternium’s financial position is not determinable at this time.

Ternium continues to preserve all of its rights under contracts, investment treaties and Venezuelan and international law and will continue to evaluate its options in realizing the fair value of its interest in Sidor.

From an accounting perspective (book value), total assets and total liabilities of Sidor were USD 3,121.4 million and USD 855.5 million, respectively, at March 31, 2008, while the book value of Ternium´s interest in Sidor was USD 1,299.2 million at March 31, 2008. None of such book values represents the fair market value of Sidor as a going concern. Revenue, operating income and equity holders’ net income of Sidor for the first quarter of 2008 were USD 513.9 million, USD 63.4 million and USD 50.3 million, respectively

15  Recently issued accounting pronouncements

(i) International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements”

In January 2008, the International Accounting Standards Board (“IASB”) issued International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements” (“IAS 27 - amended”). IAS 27 - amended includes modifications to International Accounting Standard 27 that are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary.

IAS 27 - amended must be applied for annual periods beginning on or after 1 July 2009, although earlier application is permitted. However, an entity must not apply the amendments contained in IAS 27 - amended for annual periods beginning before 1 July 2009 unless it also applies IFRS 3 (as revised in 2008).

The Company's management has not assessed the potential impact that the application of IAS 27 - amended may have on the Company's financial condition or results of operations.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

15  Recently issued accounting pronouncements (continued)

(ii) International  Financial Reporting Standard 3 (revised January 2008), “Business combinations”

In January 2008, the IASB issued International Financial Reporting Standard 3 (revised January 2008), “Business combinations” (“IFRS 3 revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.

IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.  Earlier application is permitted, provided that IAS 27 – amended is applied at the same time.

The Company's management estimates that the application of IFRS 3 revised will not have a material effect on the Company's financial condition or results of operations.

(iii) International  Financial Reporting Standard 2 (amended January 2008), “Share-based payment”

In January 2008, the IASB issued International Financial Reporting Standard 2 (amended January 2008), “Share-based payment” (“IFRS 2 revised”). IFRS 2 revised establishes that for equity-settled share-based payment transactions, an entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For goods or services measured by reference to the fair value of the equity instruments granted, IFRS 2 revised specifies that all non-vesting conditions are taken into account in the estimate of the fair value of the equity instruments.

Entities shall apply these amendments to all share-based payments within the scope of IFRS 2 for annual periods beginning on or after 1 January 2009. Earlier application is permitted.

The Company's management estimates that the application of IFRS 2 revised will not have a material effect on the Company's financial condition or results of operations.

(iv) Amendments to International Accounting Standard 32 “Financial instruments: presentation” and International Accounting Standard 1 “Presentation of financial statements” (as revised in 2007) - Puttable financial instruments and obligations

In February 2008 the IASB amended International Accounting Standard 32 “Financial instruments: presentation” by requiring some financial instruments that meet the definition of a financial liability to be classified as equity. The amendment addresses the classification of some: (a) puttable financial instruments, and (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation.

Entities shall apply these amendments for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company's management has not assessed the potential impact that the application of IAS 32 (revised 2008) and IAS 1 (revised 2008) may have on the Company's financial condition or results of operations.

Roberto Philipps
Chief Financial Officer